UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,067,450	$8,133

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.71 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,133	Filing Party: L.B. Foster Company and Foster Thomas Company
Form or Registration No.: Schedule TO-T	Date Filed: February 26, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.A.5.I

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as originally filed with the Securities and Exchange Commission on February 26, 2010 and as amended by Amendment No. 1 thereto filed with the SEC on March 1, 2010, Amendment No. 2 thereto filed with the SEC on March 3, 2010 and Amendment No. 3 thereto filed with the SEC on March 8, 2010, the “Schedule TO”) by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 4 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 4 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Item 11. Additional Information.
     Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraph is added to the end of Section 10 — “Background of the Offer; Past Contacts or Negotiations with Portec” of the Offer to Purchase:
     “On March 22, 2010, L.B. Foster and Portec received from the Antitrust Division a request for additional information and documentary material (the “Second Request”) under the HSR Act with respect to the Offer and the Merger. L.B. Foster expects to promptly respond to the Second Request, and to continue to work cooperatively with the Antitrust Division as it conducts its review of the transaction.”
     Item 11 of the Schedule TO is further amended and supplemented to include the following:
     The following paragraph is added to the end of Section 15 — “Legal Matters; Required Regulatory Approvals” — “Federal Antitrust Laws” of the Offer to Purchase:
     “On March 22, 2010, L.B. Foster and Portec issued a joint press release announcing that each of L.B. Foster and Portec had received a formal Second Request for additional information and documentary material from the Antitrust Division regarding the Offer and Merger. As a result of the Second Request, the waiting period under the HSR Act during which the Antitrust Division is permitted to review the proposed transaction has been extended until 11:59 p.m., Eastern Time, on the 10th day after L.B. Foster’s compliance with the Second Request, or until 11:59 p.m., Eastern Time, on the next business day following that date, if the 10th day falls on a weekend or federal holiday. L.B. Foster and Portec expect to promptly respond to the Second Request, and to continue to work cooperatively with the Antitrust Division as it conducts its review of the proposed transaction. As a result of the Second Request, L.B. Foster and Purchaser presently intend to extend the expiration time of the Offer from time to time if the HSR waiting period has not expired at the then expiration time of the Offer. L.B. Foster and Purchaser do not have the right under the merger agreement to unilaterally extend the expiration time of the Offer beyond June 15, 2010.”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(I)	Press Release issued March 22, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY

Date: March 22, 2010	By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President and CEO

FOSTER THOMAS COMPANY

Date: March 22, 2010	By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President & CEO

Exhibit	Exhibit Name

(a)(5)(I)	Press Release issued March 22, 2010